UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

January 19, 2007

Commission File Number: 001-14534

Precision Drilling Trust
(Exact name of registrant as specified in its charter)

4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___  Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____     No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING TRUST By its Administrator PRECISION DRILLING CORPORATION

Dated: January 19, 2007	By:	/s/ Darren Ruhr
Name: Darren Ruhr
Title: Corporate Secretary

Exhibit	Title

1	Press Release - Precision Drilling Trust Announces January 2007 Distribution

NEWS RELEASE

Precision Drilling Trust Announces
January 2007 Distribution

Calgary, Alberta, Canada - January 19, 2007
(Canadian dollars)

Precision Drilling Trust (“Precision”) announces that its Board of Trustees has approved a cash distribution for the month of January 2007 of $0.19 per trust unit of Precision. The same payment will also be made to holders of Class B limited partnership units of Precision Drilling Limited Partnership (“PDLP”).

The $0.19 per unit cash distribution for the month of January 2007 will be payable on February 15, 2007 to Precision unitholders of record on January 31, 2007. The ex-distribution date is January 29, 2007. The payment of $0.19 per unit will also be made to holders of Class B limited partnership units of PDLP using the same record date and payment date.

The 39% decrease from the prior monthly cash distribution reflects the persistent decline in natural gas and oil price trends and the impact these conditions have on demand for Precision’s services. Precision’s financial performance is closely tied to that of its customers. As lower commodity prices are realized by natural gas and oil producers, their ability to fund exploration and development activities may become impaired. This has resulted in a reduction in equipment utilization on a seasonally adjusted basis for Precision.

As previously announced, the Distribution Reinvestment Plan has been suspended until further notice.

Forward-Looking Information and Statements Advisory

Certain statements contained in this news release, including statements related to customer activity, demand for Precision’s services and financial performance for 2007 constitute “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking information and statements involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking information and statements. Such factors include fluctuations in the market for oil and natural gas and related products and services; changes in commodity prices; competition; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; changes in laws and regulations, including environmental regulations, to which Precision is subject; and other factors, which are described in further detail in Precision's filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Precision is Canada’s largest energy services trust and the leading provider of energy services to the Canadian oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500, Fax (403) 264-0251; website: www.precisiondrilling.com.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com